Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2007	2006	2005	2004	2003

Earnings available to cover fixed charges:
Income before income taxes, minority interest and cumulative effect of accounting change	$655	$542	$626	$587	$500
Plus: Fixed charges	209	159	93	86	30
Amortization of capitalized interest	18	8	5	6	4
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges (a)	—	—	—	—	25
Capitalized interest	23	16	7	5	7

Earnings available to cover fixed charges	$859	$693	$717	$674	$502

Fixed charges (b):
Interest, including amortization of deferred financing costs	$183	$137	$75	$70	$16
Interest portion of rental payments	26	22	18	16	14

Total fixed charges	$209	$159	$93	$86	$30

Ratio of earnings to fixed charges	4.11x	4.36x	7.71x	7.84x	16.73x

(a)	Includes minority expense related to the Company’s venture with Marriott International, Inc.

(b)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.